UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PMFG, Inc.
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(Name of Issuer)

Common Stock, $0.01 par value
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(Title of Class of Securities)

69345P103
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(CUSIP NUMBER)

December 31, 2011
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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only)

	Lynn E. Gorguze
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2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)    [  ]
	(b)    [  ]
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3.	SEC Use Only
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4.	Citizenship or Place of Organization

	USA
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Number of Shares Beneficially Owned by Each Reporting Person With:

5.	Sole Voting Power:	1,146,811 (1)
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6.	Shared Voting Power:	0
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7.	Sole Dispositive Power:	1,146,811 (1)
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8.	Shared Dispositive Power:	0
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9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,146,811 (1)
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10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
	[  ]

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11.	Percent of Class Represented by Amount in Row (9)

	6.4%
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12.    Type of Reporting Person:	IN
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Item 1. (a) Name of Issuer

PMFG, Inc.

Item 1. (b) Address of Issuers Principal Executive Offices

14651 North Dallas Parkway, Suite 500
Dallas, Texas 75254

Item 2. (a)	Name of Person Filing:

Lynn E. Gorguze

Item 2. (b)	Address of Principal Business Office:

1200 Prospect Street, Suite 325, LaJolla, CA  92037

Item 2. (c)	Citizenship:	USA

Item 2. (d)	Title of Class Securities:	Common Stock

Item 2. (e)	CUSIP Number:	69345P103

Item 3.	 If this statement is filed pursuant to Rule 13d-1(b), or
13d-2(b) or (c), check whether the person filing is a:

     Not applicable.

Item 4.	Ownership:

(a)	Amount Beneficially Owned:  1,146,811

(b)	Percent of Class:  6.4%

(c)	Number of shares as to which the person has:

  (i)	Sole Power to Vote or to Direct the Vote:  1,146,811

 (ii)	Shared Power to Vote or to Direct the Vote:  0

(iii)	Sole Power to Dispose or to Direct the Disposition of:  1,146,811

 (iv)	Shared Power to Dispose or to the Deposition of:  0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

	not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company:

	not applicable

Item 8.	Identification and Classification of Members of the Group:

	not applicable

Item 9.	Notice of Dissolution of Group:

	not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		February 9, 2012



Signature:     /s/ Lynn E. Gorguze
Name/Title     Lynn E. Gorguze

___________________________________________________________________________

(1) Shares are held in The Lynn Gorguze Separate Property Trust, of which Ms. Gorguze is the sole trustee. Ms. Gorguze beneficially owns 990,561 shares of Common Stock directly. Ms. Gorguze has warrants to purchase 156,250 shares of common stock, which may be exercised within 60 days of December 31, 2011.
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